
April 6, 2009

Mr. James H. Haddox
Chief Financial Officer, Quanta Services, Inc.
1360 Post Oak Blvd., Suite 2100
Houston, TX 77056

Re: **Quanta Services, Inc.**
            Form 10-K for the year ended December 31, 2009
            File No. 1-13831

Dear Mr. Haddox:

We have reviewed your filings and have the following comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2009

Critical Accounting Policies, page 53

Valuation of Goodwill, page 55

1. We note your disclosure on page 18 that your results of operations could be adversely affected as a result of goodwill impairments. We also note that your sales and operating profits continue to suffer in the current economic environment. To the extent that any of your reporting units have estimated fair values that are not substantially in excess of their carrying values and goodwill for such reporting units, in the aggregate or individually, if impaired, could materially impact your results or total shareholders' equity, please identify and provide the following disclosures for each such reporting unit in future filings:
   - The percentage by which fair value exceeds carrying value as of the most-recent step-one test.
   - The amount of goodwill allocated to the unit.
   - A description of the material assumptions that drive estimated fair value.

- A discussion of any uncertainties associated with each key assumptions
- A discussion of any potential events, trends and/or circumstances that could have a negative effect on estimated fair value.

If you have determined that estimated fair values substantially exceed the carrying values of your reporting units, please disclose that determination in future filings. Reference Item 303 of Regulation S-K.

<u>Valuation of Other Intangibles, page 57</u>

2. Please revise future filings to include a more specific and comprehensive discussion regarding how you consider current events and circumstances in determining whether it is necessary to test your intangible assets for recoverability. If an analysis is conducted in a given period, please include a specific and comprehensive discussion regarding the results of that analysis.

<u>Notes to the Consolidated Financial Statements</u>

<u>4. Acquisitions, page 89</u>

3. With a view towards future disclosure, please provide us with the following information regarding your acquisition of Price Gregory:
   - Please provide us with a specific and comprehensive discussion regarding how you have incorporated market participant assumptions in your valuation. Reference ASC 820-10.
   - Please provide us with a more specific and comprehensive discussion regarding your valuation approach and method related to the identifiable intangible assets.
   - Please tell us if the purchase was subject to any contingent consideration and, if so, how the value of this consideration was determined.

<u>13. Employee Benefit Plans, page 109</u>

4. We note your disclosure on page 49 that contributions to your multi-employer pension plan cannot be determined in advance for future periods. With a view towards future disclosure, please provide us with a more specific and comprehensive discussion regarding why you cannot estimate these contributions. In addition, we note that you are required to contribute additional funds to one of your plans in a "critical" status. With a view towards future disclosure, please provide us with an estimate of these contributions or tell us why you cannot estimate these amounts.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding this comment, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Tricia Armelin, Senior Staff Accountant, at (202) 551-3747, or to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Sr. Asst. Chief Accountant